UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BLACKSTAR ENTERPRISE GROUP, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

09259B104
(CUSIP Number)

John Noble Harris

Joseph E. Kurczodyna

International Hedge Group, Inc.

1711 Wales Drive

Berthoud, CO 80513

(847) 804-6873

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09259B104
(1)	NAME OF REPORTING PERSONS: John Noble Harris, Joseph E. Kurczodyna, and International Hedge Group, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Messrs. Harris and Kurczodyna - United States; International Hedge Group, Inc. is a Colorado corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER Please see table in Item 5. below for individual holdings.

	(8)	SHARED VOTING POWER Please see table in Item 5. below for shared holdings.

	(9)	SOLE DISPOSITIVE POWER Please see table in Item 5. below for individual holdings.

	(10)	SHARED DISPOSITIVE POWER Please see table in Item 5. below for shared holdings.

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Please see table in Item 5 below for individual holdings.

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% common stock, 100% Preferred Class A, 0% warrants (a)
(14)	TYPE OF REPORTING PERSON John Noble Harris (IN), Joseph E. Kurczodyna (IN); International Hedge Group, Inc. (CO)

(a)	Based on 280,873,869 shares issued and outstanding, on a fully diluted basis (does not include conversion rights of Class A Preferred Super Majority Voting Convertible Stock held by International Hedge Group, Inc. (1:100), or any shares reserved under convertible notes), 1,000,000 Class A Preferred Super Majority Voting Convertible Stock, and 540,000 warrants as of June 17, 2022.

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Item 1. Security and Issuer

This amended Schedule 13D/A (this “13D/A”) is filed with respect to the Common Shares, par value $0.001 per share (the “Common Shares”) and Class “A” Preferred Convertible Stock, par value $0.001 per share (the “Class “A” Preferred Convertible Stock”), of BlackStar Enterprise Group, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4450 Arapahoe Ave, Suite 100, Boulder, Colorado 80303.

Item 2. Identity and Background

Below is information regarding the Reporting Entities:

(a)	This 13D is being filed on behalf of the following person: John Noble Harris

(b)	The principal business address for the Reporting Person is 4450 Arapahoe Ave, Suite 100, Boulder, Colorado 80303.
(c)	Employment Information: Mr. Harris began his career in the securities industry in 1971 with Newhart Cook & Co., a St. Louis based NYSE member firm. Licensed both as a broker and principal, he ultimately managed brokerage offices for several regional NASD brokerage firms. Since 1985, he has been self- employed as a business consultant and as a private investor. Mr. Harris brings to the Company experience in the public securities market. Mr. Harris served as the president of Tombstone Technologies from 2005-2010 and eventually merged the public company with Hunt Global Resources. In 2011, Mr. Harris became president of Rare Green, Inc., a private mineral exploration company. In 2014, Mr. Harris was one of the founders of International Hedge Group, Inc. (“IHG”).
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)	John Noble Harris is a citizen of United States.

(a)	This 13D is being filed on behalf of the following person: Joseph E. Kurczodyna

(b)	The principal business address for the Reporting Person is 4450 Arapahoe Ave, Suite 100, Boulder, Colorado 80303.
(c)	Employment Information: Working with various Commodity and Stock brokerage firms in Chicago and Denver Mr. Kurczodyna began his career in 1977 trading Bonds and T-Bill futures In the 1980’s, he focused on underwriting early stage companies. As a principle with Mills Financial, a registered Broker Dealer with the SEC and NASD, he underwrote and syndicated the Western International Gold & Silver (WIGS) in 1984. In 1991, Mr. Kurczodyna purchased Mills Financial and was the firm’s President and General Principle. While leading Mills Financial, he underwrote and funded several private placements and IPO’s. In 1998, Mills was the lead underwriter for United Financial Mortgage Corp. (UFMC), which was eventually listed on the American Stock Exchange. From 2004 to 2009, Mr. Kurczodyna was the CEO of Capital Merchant Bank LLC, an independent investment banker. From 2006-2008 he acted as the CFO and Director of OnMedia International. In 2009, Mr. Kurczodyna founded Patriot Mortgage Acceptance Corp. a private mortgage company. In 2014, Mr. Kurczodyna was one of the founders of International Hedge Group Inc.(IHG).
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)	Joseph E. Kurczodyna is a citizen of United States.

(a)	This 13D is being filed on behalf of the following entity: International Hedge Group, Inc.

(b)	The principal business address for the Reporting Entity is 1711 Wales Drive, Berthoud, CO 80513.
(c)	Employment Information: International Hedge Group Inc. (“IHG”) is a Colorado corporation formed in 2014. In 2016, IHG became the majority shareholder of BlackStar Enterprise Group and now owns 4,792,702 shares of common stock and 1,000,000 shares of Class A Super Majority Voting Preferred Stock in BlackStar Enterprise Group Inc.
(d)	The Reporting Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Entity has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)	International Hedge Group, Inc. is a corporation formed in the State of Colorado.
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Item 3. Source and Amount of funds or Other Consideration

International Hedge Group, Inc. (“IHG”) contracted to acquire 95% of BlackStar Enterprise Group, Inc. (“BlackStar”) outstanding stock in January 2016 and closed on the purchase in summer of 2016. In lieu of the 95% of common shares originally agreed upon, IHG received 44,400,000 shares of common stock and 1,000,000 shares of Class A Preferred Stock. IHG is BlackStar’s controlling shareholder and is engaged in providing management services to companies, and, on occasion, capital consulting. IHG’s strategy in investing in BlackStar Enterprise Group, Inc. is to own a controlling interest in a publicly quoted company which has the legal ability and mission to do loan based funding of start-up and developed business ventures using its stock for private placement or public offerings. IHG and BlackStar are managed and controlled by the same individuals (John Noble Harris and Joseph E. Kurczodyna), but IHG may seek its funding from different and as yet, undetermined sources, with funding structures of different natures.

The share history from 2016 through 2018 is filed in the previous amendment (#2) to the Schedule 13d on October 1, 2018, and is incorporated herein by reference.

As part of management’s anti-dilutive strategy, 7,289,891 shares of IHG were cancelled as of December 31, 2019. On March 12, 2020, the Company increased its authorized shares to 700,000,000, par value $0.001. On December 18, 2020, Mr. Kurczodyna became the controlling shareholder of IHG through the issuance of preferred super majority voting shares in IHG. The IHG group included in this filing, therefore, is reduced to Mr. Harris (an officer and director of IHG) and Mr. Kurczodyna (a director and controlling shareholder of IHG).

This amendment is filed to update the relative reduced common stock holdings of IHG and the individuals listed herein as a result of the continued issuance of shares pursuant to certain financing arrangements, and to update the status of Todd Lahr and THL Holdings, LLC as a former member of this reporting group for International Hedge Group, Inc. Although the common stock holdings of IHG, Mr. Harris, and Mr. Kurczodyna have decreased, the voting control over the Company remains with IHG, specifically with Mr. Kurczodyna, due to IHG’s ownership of 100% of BlackStar’s Class A Super Majority Voting Preferred Stock which votes 60% of the common at all times and has the right to convert all of the Class A Super Majority Voting Preferred Stock (1,000,000 shares) into 100,000,000 shares of common stock of the Company.

Any ownership of Mr. Lahr is excluded from this group because he is a minority shareholder of IHG and is not a manager, officer or director of IHG. Mr. Lahr owns less than 5% of the Company’s common stock combined, and although he holds common shares of International Hedge Group, Inc., he has no control or influence over IHG. As a result, Mr. Lahr’s overall holdings of the Company are less than 5%.

There are 280,333,869 shares of common stock outstanding, 540,000 warrants issued (none owned by any individuals/entities represented in this Schedule 13D), and 1,000,000 Class A Preferred Shares outstanding (owned by International Hedge Group, Inc.) as of June 17, 2022.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Entities have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a) - (c)	None at this time.

(d) – (j)	None.

The Reporting Entities may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5. Interest in Securities of the Issuer

		(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:
	(a) Aggregate number and percentage of the class of securities beneficially owned (4)	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
	(Common Stock)
International Hedge Group, Inc. (1)	4,792,702- 1.7%	4,792,702	0	4,792,702	0
John Noble Harris	2,884,445 – 1.0%	2,884,445	9,119,369	2,884,445	9,119,369
Rare Green, Inc. (2)	1,442,222 – 0.5%	1,442,222	0	1,442,222	0
Joseph E. Kurczodyna (1)	2,884,445 – 1.0%	2,884,445	9,119,369	2,884,445	9,119,369
Patriot Mtg. Acceptance Corp. (3)	1,442,222 – 0.5%	1,442,222	0	1,442,222	0
TOTAL	13,446,036 – 4.8% (1)

	(Warrants)
International Hedge Group, Inc. (1)		0	0	0	0
John Noble Harris		0	0	0	0
Rare Green, Inc. (2)		0	0	0	0
Joseph E. Kurczodyna (1)		0	0	0	0
Patriot Mtg. Acceptance Corp. (3)		0	0	0	0

	(Class “A” Convertible Preferred Stock)
International Hedge Group, Inc. (1)	1,000,000 – 100%	1,000,000	0	1,000,000	0

(1)	John Noble Harris, the Issuer’s CEO and Director and Joseph E. Kurczodyna, the Issuer’s CFO and Director, are Officers, Directors and Owners of International Hedge Group, Inc. Mr. Kurczodyna is the controlling shareholder of IHG through his sole ownership of preferred voting stock of IHG. Mr. Kurczodyna, through IHG, controls voting of the BlackStar Class A Super Majority Voting Preferred Stock which votes 60% of the common at all times and has the right to convert all of the Class A Super Majority Voting Preferred Stock (1,000,000 shares) into 100,000,000 shares of common stock of the Company. No conversion of preferred shares is planned at this time.

(2)	John Noble Harris is an officer of Rare Green, Inc. and a beneficial owner. Mr. Harris owns 2,884,445 shares personally and 1,442,222 through Rare Green, Inc., for a total of 4,326,667 (1.5%), not including ownership in IHG. Mr. Harris’s beneficial ownership including IHG is 9,119,369 (3.2%).

(3)	Joseph E. Kurczodyna is an officer of Patriot Mtg. Acceptance Corp. and a beneficial owner. Mr. Kurczodyna owns 2,884,445 shares personally and 1,442,222 through Patriot Mtg. Acceptance Corp., for a total of 4,326,667 (1.5%), not including ownership in IHG. Mr. Kurczodyna’s beneficial ownership including IHG is 9,119,369 (3.2%). Mr. Kurczodyna is the controlling shareholder of IHG through his sole ownership of preferred voting stock of IHG. Also see note (1) regarding Mr. Kurczodyna’s control of the Company as a result of his IHG holdings.

(4)	The percentages are based on 280,873,869 shares of common stock issued and outstanding, on a fully diluted basis (does not include conversion rights of Class A Preferred Super Majority Voting Convertible Stock held by International Hedge Group, Inc., or any shares reserved under convertible notes) as of June 17, 2022.

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(c)	Except as disclosed above, the Reporting Entities have not effected any transaction in the shares during the preceding 60 days.

(d)	No person other than the Reporting Entities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this amended Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2022

By:	/s/ John Noble Harris

Name:	John Noble Harris

By:	/s/ Joseph E. Kurczodyna

Name:	Joseph E. Kurczodyna

International Hedge Group, Inc.

By:	/s/ Joseph E. Kurczodyna

Name:	Joseph E Kurczodyna

Title:	CFO

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